Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 20, 2013, relating to the consolidated financial statements of Dr Pepper Snapple Group, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard), and the effectiveness of Dr Pepper Snapple Group, Inc. and subsidiaries' internal control over financial reporting, appearing in the Annual Report on Form 10-K of Dr Pepper Snapple Group, Inc. for the year ended December 31, 2012, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 27, 2013